Exhibit 99.1

Borr Drilling Limited – Pricing of Equity Offering

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, JAPAN, HONG KONG OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO BUY, SELL OR SUBSCRIBE FOR ANY SECURITIES DESCRIBED HEREIN.

Hamilton, Bermuda, 30 September 2020

Reference is made to Borr Drilling Limited's ("Borr Drilling" or the "Company") (NYSE: “BORR”, OSE: “BDRILL”) stock exchange notice dated 29 September 2020, announcing further concessions from its lenders and the decision to adjust the amount to be raised in the contemplated equity offering to USD 25-30 million.

Borr Drilling is pleased to announce that the board of directors of the Company (the “Board”) has approved the subscription and allocation of a total of 51,886,793 new depositary receipts (the "Offer Shares"), representing the beneficial interests in the same number of the Company’s underlying common shares, each at a subscription price of USD 0.53 per Offer Share (equivalent to NOK 5.01 per Offer Share), raising gross proceeds of USD 27.5 million.

The Offer Shares, representing the beneficial interests in the same number of common shares in the Company, will only be listed on the Oslo Stock Exchange. Following issuance of the Offer Shares, the Company's outstanding and issued share capital will increase by USD 2,594,339.65 to USD 10,515,935.20, divided into 210,318,704 shares with a nominal value of USD 0.05 per share.

The date for settlement of the Offer Shares is expected to be on or about 5 October 2020 following publication of a prospectus approved by the Financial Supervisory Authority of Norway relating to the listing of the Offer Shares and certain of the offer shares in the May private placement. The Offer Shares, representing the beneficial interests in the same number of common shares in the Company, will only be listed on the OSE. No Offer Shares will be offered or sold in transactions on the NYSE.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Important note
This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. The shares referred to herein have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration.

Forward looking statements
This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “may”, “expect”, “may”, “will” and similar expressions and include statements relating to the contemplated Equity Offering, conditions relating to completion of the Equity Offering and expected timing of closing of the Equity Offering. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to meeting the conditions for and completing the Equity Offering, the outcome of the agreement with lenders, risks relating to our liquidity and expected additional run-way and ultimate outcome of planned discussions with yard, including whether we will have sufficient liquidity to meet our requirements and other factors described in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.